VUANCE VOLUNTARILY DELISTS
STOCK FROM THE EURONEXT EXCHANGE

Shares Will Continue to Trade on NASDAQ

Rockville, MD - July 8, 2008 - VUANCE Ltd. (NASDAQ: VUNC), a leading provider of innovative Radio Frequency Verification Solutions, including active RFID, electronic access control, credentialing, accountability and critical situation management, today announced that the Board of the Brussels Stock Exchange (Euronext Brussels) approved on June 5, 2008 the application by VUANCE to delist VUANCE shares from the Euronext Stock Exchange. The delisting will take effect August 4, 2008.

The liquidity of VUANCE shares has been limited on the Euronext Exchange, currently representing a small fraction of the total trading volume of VUANCE shares globally. In addition, the request by VUANCE to delist its shares from the Euronext Stock Exchange will result in reduced expenses to the Company. The Company’s common stock will continue to trade on the NASDAQ, under the ticker “VUNC”.

“We believe this decision will result in improved liquidity for our shareholders, while reducing our ongoing corporate expenses,” said Eyal Tuchman, Chief Executive Officer, VUANCE Ltd. “Management remains squarely focused on maximizing shareholder value and reducing our fixed expenses, enabling us to achieve operational break-even by the end of this year.”

About VUANCE Ltd.
VUANCE Ltd. develops and markets state-of-the-art security solutions for viewing, tracking, locating, credentialing, and managing essential assets and personnel. VUANCE solutions encompass electronic access control, urban security, and critical situation management systems as well as long-range Active RFID for public safety, commercial, and government sectors. The Company’s comprehensive range of products enables end-to-end solutions that can be employed to successfully overcome the most difficult security challenges. Its Critical Situation Management System (CSMS) is the industry's most comprehensive mobile credentialing and access control system, designed to meet the needs of Homeland Security and other public initiatives.

VUANCE Ltd. is headquartered in Rockville, MD. Its common stock is listed on the NASDAQ Capital Market and on the Euronext Exchange under the symbol “VUNC”. For more information, visit www.vuance.com.

Safe Harbor
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

Investor/Media Contact

Hayden Communications
Brett Maas, 646-536-7331
brett@haydenir.com